UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 18, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amyris, Inc.

File No. 001-34885 - CF#33151

———————————————

Amyris, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 9, 2015.

Based on representations by Amyris, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.01	through July 24, 2025
Exhibit 10.03	through November 1, 2020
Exhibit 10.04	through December 15, 2017
Exhibit 10.05	through December 15, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary